EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

As of December 31, 2023, the Registrant had two subsidiaries, Unity Bank and Unity (NJ) Statutory Trust II. Unity Risk Management Inc. was dormant and in process of final close out.

Unity Bank has two subsidiaries, Unity Investment Services, Inc. and Unity OREO, LLC, which currently has no real estate activity. Unity Investment Services, Inc. has one subsidiary, Unity Delaware Investment 2, Inc., which has one subsidiary, Unity NJ REIT, Inc.